GTE SOUTHWEST INCORPORATED

EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Nine Months Ended September 30, 2002
(Dollars in Millions)
Income before provision for income taxes	$192.5
Interest expense	40.0
Portion of rent expense representing interest	12.7
Amortization of capitalized interest	.4

Earnings, as adjusted	$245.6

Fixed charges:
Interest expense	$40.0
Portion of rent expense representing interest	12.7
Capitalized interest	.5

Fixed Charges	$53.2

Ratio of Earnings to Fixed Charges	4.62